EXHIBIT 99.1

Just Energy Announces Execution of Stalking Horse Transaction Agreement and SISP Support Agreement and Filing of Motion for Approval of SISP

TORONTO, Aug. 05, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (NEX:JE.H; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has entered into a stalking horse transaction agreement (the “Stalking Horse Transaction Agreement”) and a support agreement (the “SISP Support Agreement”) (both subject to Court (as defined below) approval and each as described further below) in connection with a proposed sale and investment solicitation process (“SISP”) that is intended to facilitate its exit from the company’s ongoing insolvency proceedings as a going concern. Upon execution of the SISP Support Agreement, Just Energy and the other parties thereto terminated the previously announced plan support agreement and backstop commitment letter that was entered into in connection with the previously announced proposed plan of compromise and arrangement (the “Plan”).

Just Energy and certain of its affiliates (collectively, the “Just Energy Entities”) filed a motion in its proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) before the Ontario Superior Court of Justice (Commercial List) (the “Court”) on August 4, 2022 for an Order (the “SISP Order”) that, among other things: (i) authorizes the Company to conduct the SISP with the assistance of BMO Nesbitt Burns Inc., as financial advisor, and FTI Consulting Canada Inc., as Court-appointed monitor (the “Monitor”), in accordance with the terms therein (the “SISP Procedures”), and (ii) approves the execution by the applicable Just Energy Entities of the Stalking Horse Transaction Agreement and the SISP Support Agreement, each of which are described further below. The Just Energy Entities also intend to seek recognition in the U.S. of the SISP Order in their Chapter 15 cases.

Subject to the granting of the SISP Order at the motion scheduled for August 17, 2022:

  If one or more qualified bids (other than the transaction contemplated by the Stalking Horse Transaction Agreement) are received by September 29, 2022, then Just Energy intends to proceed with an auction to determine the successful bid(s), subject to the terms of the SISP Procedures. The qualified bid criteria under the terms of the SISP Procedures include, among other things, that bids:

    provide the necessary Cash Consideration Value (as defined in the SISP Procedures) to be used together with the Just Energy Entities’ cash on hand for the payment of all secured claims and all claims ranking in priority, the Break-Up Fee (as defined below) and a bid increment of no less than $1,000,000, which Cash Consideration Value is estimated to be approximately USD$460,000,000, assuming a closing date of December 31, 2022;
    do not contain any board or equity holder approval, financing or due diligence conditions; and
    are accompanied by a cash deposit equal to 10% of the Cash Consideration Value.
  If the Stalking Horse Purchaser (as defined below) is determined to be the successful bidder at the conclusion of the SISP and the transaction contemplated in the Stalking Horse Transaction Agreement (the “Stalking Horse Transaction”) is subsequently approved by the Court, the Stalking Horse Purchaser will own all of the outstanding equity of Just Energy (U.S.) Corp., which will be the new parent company of all of the Just Energy Entities, including the Company, and the Just Energy Entities will continue their business and operations as a going concern. All currently outstanding shares, options and other equity of Just Energy will be cancelled or redeemed for no consideration and without any vote of the existing shareholders.

Interested parties are invited to participate in the SISP in accordance with the SISP Procedures. In order to participate in the SISP and obtain access to a virtual data room, all interested parties must comply with the terms and conditions set forth in the SISP Procedures, a copy of which will be attached to the SISP Order and available on the Monitor's website at http://cfcanada.fticonsulting.com/justenergy. Parties interested in participating in the SISP should contact the Monitor at justenergy@fticonsulting.com.

A copy of the Stalking Horse Transaction Agreement and SISP Support Agreement will be made available on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Just Energy’s website at www.investors.justenergy.com.

Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy and at the Omni Agent Solutions case website at https://cases.omniagentsolutions.com/?clientId=3600.

Information about the CCAA proceedings generally can also be obtained by contacting the Monitor by phone at 416-649-8127 or 1-844-669-6340, or by email at justenergy@fticonsulting.com.

STALKING HORSE TRANSACTION AGREEMENT

Just Energy has entered into the Stalking Horse Transaction Agreement with the lenders under the Company’s debtor-in-possession financing facility, one of their affiliates and the holder of certain assigned secured claims (collectively, the “Stalking Horse Purchaser”). Key terms of the Stalking Horse Transaction include:

  The purchase price payable pursuant to the Stalking Horse Transaction is (i) cash in the amount of US$184,857,692.31, plus up to an additional $10 million solely in the event that additional amounts are required to make applicable payments pursuant to the Stalking Horse Transaction Agreement; plus (ii) a credit bid of approximately US$230 million plus accrued interest of secured claims assigned to the Stalking Horse Purchaser; plus (iii) the assumption of Assumed Liabilities (as defined below), including up to CAD$10 million owing under the Company’s first lien credit facility (the “Credit Facility Remaining Debt”) to remain outstanding under an amended and restated credit agreement.
  Post-filing claims, the Credit Facility Remaining Debt, claims by energy regulators, and certain other liabilities enumerated in the Stalking Horse Transaction Agreement (“Assumed Liabilities”) will continue to be liabilities of the Just Energy Entities following consummation of the Stalking Horse Transaction. Excluded liabilities and excluded assets of the Just Energy Entities will be discharged from the Just Energy Entities pursuant to an Approval and Vesting Order to be sought subject to the Stalking Horse Transaction being the successful bid in the SISP.

The consummation of the Stalking Horse Transaction is subject to satisfaction or waiver of a number of conditions precedent set forth in the Stalking Horse Transaction Agreement including, among other things, receipt of all required regulatory approvals and the Court granting an Approval and Vesting Order by October 15, 2022 and the recognition of such Approval and Vesting Order by the U.S. Court under Chapter 15 by November 16, 2022. The outside date for completion of the Stalking Horse Transaction is November 30, 2022, subject to extension in certain circumstances described in the Stalking Horse Transaction Agreement.

In the event the Stalking Horse Transaction Agreement is terminated in accordance with applicable terms, payment of a Break-Up Fee as described below is required.

Under the Stalking Horse Transaction, no amounts will be available for distribution to the Just Energy Entities’ general unsecured creditors, including the Term Loan Lenders.

SISP SUPPORT AGREEMENT

In connection with the Stalking Horse Transaction Agreement, the Just Energy Entities have entered into the SISP Support Agreement with: (a) the Stalking Horse Purchaser, (b) the Company’s credit facility lenders, and (c) the Company’s largest commodity supplier. Pursuant to the SISP Support Agreement, among other things, the Just Energy Entities have agreed to use commercially reasonable efforts to complete the Stalking Horse Transaction (subject to carrying out the SISP in accordance with the SISP Order), and the other counterparties have agreed to take actions to support the Stalking Horse Transaction, in each case on the terms and conditions set forth in the SISP Support Agreement.

The SISP Support Agreement may be terminated in certain circumstances, including by any of the Just Energy Entities in the event that the board of directors or similar governing body of such entity determines, upon the advice of outside legal counsel and financial advisors, that proceeding with the Stalking Horse Transaction would be inconsistent with the exercise of its fiduciary duties or applicable law; provided that the Just Energy Entities do not have this right to terminate the SISP Support Agreement if no qualified bids are received under the SISP by the applicable deadline or the Stalking Horse Transaction is declared the successful bid in accordance with the SISP Procedures.

In the foregoing termination scenario or in the event of Court approval of an alternative transaction, the Just Energy Entities would be required to pay a termination fee to the Stalking Horse Purchaser in the amount of US$14.66 million (the “Break-Up Fee”) on closing of an alternative transaction, subject to the granting of the SISP Order.

FURTHER INFORMATION

The Company has been advised by OC II VS XIV LP (“OC II”), a Delaware limited partnership, and certain other funds under common management with OC II (collectively, the “Funds”), who own approximately 29% of the issued and outstanding common shares of the Company, that OC II has filed an amended early warning report pursuant to Canadian securities laws to provide updated disclosure relating to the Funds’ participation in the Stalking Horse Transaction, which is available at www.sedar.com under the Company’s issuer profile.

The above descriptions are summaries only and are subject to the terms of the Stalking Horse Transaction Agreement and SISP Support Agreement, copies of which are available on the Monitor’s website and will be made available on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Just Energy’s website at https://investors.justenergy.com/.

Just Energy’s legal advisors in connection with the CCAA and Chapter 15 proceedings and proposed SISP are Osler, Hoskin & Harcourt LLP and Kirkland & Ellis LLP. The Company’s financial advisor is BMO Nesbit Burns Capital Markets.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, expectations regarding: the pursuit of a SISP by the Just Energy Entities and the anticipated results thereof; consummation of the Stalking Horse Transaction and the anticipated results thereof; the ability of the Just Energy Entities to continue as a going concern following consummation of the Stalking Horse Transaction; and timing for applications to the Court for required approvals. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: granting of the SISP Order and recognition thereof by the U.S. Court; satisfaction of the conditions precedent to consummation of the Stalking Horse Transaction, including approval thereof by the Court and the U.S. Court and receipt of all required regulatory approvals; the ability of the Just Energy Entities to continue as a going concern; the outcome of proceedings under the CCAA and similar legislation in the United States; the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Michael Carter
Just Energy, Chief Financial Officer
Phone: 905-670-4440
pr@justenergy.com

Court-appointed Monitor
FTI Consulting Canada Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Holly Winter
Longview Communications
Phone: 416-454-7595
hwinter@longviewcomms.ca

Source: Just Energy Group Inc